Mail Stop 4628
                                                          October 19, 2018


Angelo Morini
President
Anutra Corporation
248 Hatteras Avenue
Clermont, FL 34711

       Re:    Anutra Corporation
              Form 8-K
              Filed May 7, 2018
              File No. 0-55740

Dear Mr. Morini:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                                          Sincerely,

                                                          /s/ John Reynolds

                                                          John Reynolds
                                                          Assistant Director
                                                          Office of Natural
Resources

cc:    Jarvis J. Lagman, Esq.
       Cassidy & Associates